SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12b-25

                                                Commission File Number 0-1187
                                                                       -------

                           NOTIFICATION OF LATE FILING


(CHECK ONE): / / Form 10-K / / Form 20-F / / Form 11-K /X/ Form 10-Q / / Form N-SAR

For Period Ended:          September 30, 2001
                  --------------------------------------------------------------

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________________

         Read instruction (on back page) before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item( s) to which the notification relates:________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant        ELXSI Corporation
                       ---------------------------------------------------------

Former name if applicable
                         -------------------------------------------------------

Address of principal executive office (street and number)

3600 Rio Vista Avenue, Suite A
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City, state and zip code Orlando, Florida 32805
                        --------------------------------------------------------


                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/ /   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The registrant has not been able to finalize the financial statements required to be included in the subject Form 10-Q by November 14, 2001, the required filing date thereof, without unreasonable effort.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         David M. Doolittle                 (407)            849-0190, ext. 211
------------------------------------    --------------    ----------------------
                (Name)                   (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  /X/ Yes / / No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  /X/ Yes / / No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                          See attached Exhibit A


                                ELXSI Corporation
                    -----------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   November 14, 2001                     By: /s/ David M. Doolittle
        ----------------------------------        ----------------------
                                                  Name:  David M. Doolittle
                                                  Title: Chief Financial Officer

         Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 u. S. C. 1001).

                              GENERAL INSTRUCTIONS


         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                    Exhibit A
                                   ----------
                                 to Form 12b-25
                                       of
                                ELXSI Corporation
                                      dated
                                November 14, 2001

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         The registrant's revenues and expenses result from the operation of its
Restaurants and Cues Divisions and the registrant's corporate expenses ("Corporate").

         Registrant. As compared to the first nine months of 2000, sales increased $2,126,000, gross profit decreased $1,945,000, selling, general and administrative expense increased $914,000 and depreciation and amortization increased $363,000, resulting in an operating income decrease of $3,222,000.

         Restaurant Division. Restaurant sales decreased by $1,314,000, or 2.3%, and gross profit decreased by $2,571,000, or 28.6%, in the first nine months of 2001 compared to the same period in the prior year. After deducting an increase in selling, general and administrative expense of $37,000, or 2.1%, and an increase in depreciation and amortization of $452,000, or 17.5%, operating income decreased $3,060,000, or 66.3%. Customer counts at Restaurants operated in both periods decreased 7.7%. Since the September 11, 2001 terrorist attack, the Company has noted a further decline in customer counts. In addition to the sales decrease, there was a 4.3% decrease in the gross profit percentage from 15.9% to 11.6% in the first nine months of 2001 compared to the same period in 2000.

         Cues Division. Cues's sales increased by $3,440,000, or 17.0%, in the first nine months of 2001 compared to the same period in the prior year. Gross profit increased by $626,000, or 9.8%, in the first nine months of 2001. Operating income for the nine months decreased by $147,000, or 15.5%. Included in the decrease in operating income is the effect of an increase in selling, general and administrative expense of $862,000, or 17.8%, and a decrease in depreciation and amortization expense of $89,000, or 15.2%.

         Corporate. Corporate general and administrative expenses increased by $15,000 during the first nine months of 2001 compared with the same period in 2000. Interest expense increased by $305,000 due to a higher average debt balance in 2001 and an increase in the amortization of deferred financing costs, partially offset by lower interest rates.

         Income Taxes. Consolidated income tax expense increased from $1,925,000 in the first nine months of 2000 to $2,745,000 in the first nine months of 2001. These non-cash expense items resulted from recording the registrant's deferred tax provision in accordance with Financial Accounting Standards Board Statement No. 109 "Accounting For Income Taxes." The first nine months of 2001 and 2000 included deferred tax expense of $3,110,000 and $1,329,000, respectively. In addition, the registrant recorded a current tax benefit of $365,000 and a current tax expense of $596,000 in the nine months ended September 30, 2001 and 2000, respectively. The increase in deferred tax expense resulted primarily from a reduction in the net deferred tax asset. As a result of the decline in pre-tax income during 2001, management expects less of the remaining net operating loss carryforwards to be utilized prior to their expiration. Accordingly, the registrant increased its deferred tax asset valuation allowance $3,110,000 during the nine months ended September 30, 2001.